Filed by Organovo Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b) under

the Securities Exchange Act of 1934, as amended

Subject Company: Tarveda Therapeutics, Inc.

File No. of Related Registration Statement: 333-235683

ORGANOVO HOLDINGS, INC.

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

March 16, 2020

Dear Fellow Stockholder:

According to our latest records, we have not received your voting instructions for the Special Meeting of Stockholders of Organovo Holdings, Inc. to be held on Thursday, March 26, 2020. Your vote is very important, no matter how many shares you hold.

If you haven’t already, we encourage you to read the definitive proxy statement/ prospectus/information statement that we mailed to you on or around February 26, 2020, and to vote in support of the proposed merger with Tarveda Therapeutics, Inc. and the other proposals described in those materials – proposals that we believe provide the best opportunity to maximize value for you, our stockholder.

Organovo’s Board of Directors and management team spent considerable time and effort carefully reviewing a full complement of options as part of a strategic process to identify the best path forward that could maximize stockholder value. The result of this rigorous process, supported by external financial and legal advisors, is the transaction with Tarveda that the Organovo Board of Directors approved and unanimously recommends. We believe that the merger with Tarveda will create an advanced biotech company providing you with the opportunity to participate in a company that could have a substantial impact on oncology medicine and generate stockholder returns in the future. For this reason, and others set forth in the proxy statement/prospectus/information statement, the Board of Directors recommends that you vote “FOR” Proposals 1 - 5. Please sign, date and return the enclosed proxy card or voting instruction form as soon as possible or, alternatively, you can vote via the Internet or telephone (see the instructions below).

If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (800) 431-9646 or toll at (212) 269-5550. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

/s/ Taylor Crouch

Taylor Crouch
Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:

Vote by Internet: Go to the website www.proxyvote.com. Have your 16-digit control number listed on the proxy card or voting instruction form ready and follow the online instructions. The 16-digit control number is located in the rectangular box on the right side of your voting instruction form.

Vote by Telephone: Please call the toll free number listed on your proxy card or voting instruction form and follow the instructions provided.

Vote by Mail: Mark, sign, date and return your proxy card or voting instruction form and return it in the postage-paid return envelope provided.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Organovo and Tarveda, the proposed merger, Tarveda’s technology and product candidates and Tarveda’s business and opportunities. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise based on current beliefs of the management of Organovo and Tarveda, as well as assumptions made by, and information currently available to, the respective management teams. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to obtain stockholder approval for the merger and the related proposals in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed merger and the ability of each of Organovo and Tarveda to consummate the transaction; risks related to Organovo’s continued listing on The Nasdaq Capital Market until closing of the proposed merger and the ability of the combined company to maintain its listing if the transaction is consummated; risks related to the ability of Organovo and Tarveda to correctly estimate their respective operating expenses, the expenses associated with the proposed merger and their net cash as of the closing of the transaction; the risk that as a result of adjustments to the exchange ratio, Organovo stockholders and Tarveda stockholders could own more or less of the combined company than is currently anticipated; unexpected costs, charges or expenses resulting from the proposed merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; Tarveda has incurred significant net losses since inception and anticipates that it will continue to incur substantial net losses for the foreseeable future and may never achieve or maintain profitability; even after completion of the merger, Tarveda will require substantial additional funding to finance its operations and product development plans; Tarveda is early in its development efforts and its lead drug candidates, PEN-866 and PEN-221 are still in early stage clinical development and there is no assurance that Tarveda will successfully complete late stage clinical trials or ever obtain regulatory approval for any drug candidate; Tarveda’s approach to the discovery and development of Pentarin miniature drug conjugates, including using its HSP90 binding miniature drug conjugate platform, is based on novel technologies that are unproven and may not result in marketable products; and other factors discussed in the risk factors included in Organovo’s definitive proxy statement/prospectus/information statement, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2020, and its most recent Annual Report on Form 10-K,

Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. In addition, the forward-looking statements included in this communication represent Organovo’s and Tarveda’s views as of the date hereof. Organovo and Tarveda anticipate that subsequent events and developments will cause their respective views to change. However, while Organovo and Tarveda may elect to update these forward-looking statements at some point in the future, Organovo and Tarveda specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Organovo’s or Tarveda’s views as of any date subsequent to the date hereof.

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect to the proposed transaction between Organovo and Tarveda. On February 24, 2020, Organovo filed a definitive proxy statement/prospectus/information statement with the SEC. Organovo mailed the definitive proxy statement/prospectus/information statement to its stockholders on or about February 26, 2020. Each party may file other documents with the SEC in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ORGANOVO, TARVEDA THE PROPOSED MERGER AND RELATED MATTERS. Investors and stockholders may obtain, free of charge, copies of the definitive proxy statement/prospectus/information statement and any other documents filed by Organovo with the SEC in connection with the proposed transactions at the SEC’s website (http://www.sec.gov) and on the investor relations section of Organovo’s website at ir.organovo.com. Investors and stockholders are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed merger and the related proposals.

Non-Solicitation

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Organovo and its directors and executive officers and Tarveda and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Organovo in connection with the proposed merger. Information regarding the special interests of the Organovo and Tarveda directors and executive officers in the proposed merger is included in the definitive proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Organovo is included in Organovo’s definitive proxy statement on Schedule 14A relating to the 2019 Annual Meeting of Stockholders, filed with the SEC on July 26, 2019. These documents are available free of charge from the sources indicated above.